UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F ☑   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

CONTENT

On March 9, 2017, Metalink Ltd. (the "Company" or "Metalink") held its previously announced Extraordinary General Meeting of Shareholders (the "Meeting"). At the Meeting, the Company's shareholders voted and approved the election of Messrs. Daniel Magen, Roi Kol and Joseph Winston, as new members of the Board of Directors of Metalink.

Following the Meeting, the Board of Directors of Metalink nominated Mr. Winston to serve as the Chairman of the Board of Directors. Mr. Winston, 38, is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: March 13, 2017	By:	/s/ Shay Evron
Shay Evron
Chief Financial Officer